Exhibit 99.1

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$54,009,557	$17,884,684
Accounts receivable, net	1,029,110	990,913
Advances to suppliers, net	73,912	1,290,551
Inventories, net	231,713	82,820
Other current assets	6,373,366	554,578
Total Current Assets	61,717,658	20,803,546
Non-Current Assets:
Property and Equipment, net	339,742	-
Right-of-use assets	52,497	41,235
Intangible Assets,net	31,044,704	29,889,164
Total Non-Current Assets	31,436,943	29,930,399
TOTAL ASSETS	93,154,601	50,733,945

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	862,603	866,929
Contract liabilities	5,862	5,689
Lease liabilities	25,140	17,758
Accrued expenses and other current liabilities	1,072,254	425,215
Total Current Liabilities	1,965,859	1,315,591
Non-Current Liabilities:
Lease liabilities	27,357	23,477
Total Non-Current Liabilities	27,357	23,477
TOTAL LIABILITIES	1,993,216	1,339,068

Commitment and Contingencies	-	-

STOCKHOLDERS’ EQUITY
Ordinary Shares, no par value, unlimited shares authorized; 26,330,471 and 156,434 shares issued and outstanding as of June 30, 2026 and December 31, 2025 respectively*	-	-
Additional paid-in capital	160,068,680	101,235,450
Accumulated deficit	(62,471,192)	(46,623,779)
Accumulated other comprehensive loss	(6,436,103)	(5,216,794)
Equity attributable to owners of the Company	91,161,385	49,394,877
TOTAL STOCKHOLDERS’ EQUITY	91,161,385	49,394,877

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$93,154,601	$50,733,945

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12 and Note 17)

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2026	2025
NET REVENUE	$4,867,853	$2,477,852
COST OF REVENUE	4,238,942	2,160,129
GROSS PROFIT	628,911	317,723

OPERATING EXPENSES
Sales and Marketing Expenses	11,737,249	802,380
General and Administrative Expenses	1,239,871	890,685
Research and Development Expenses	3,509,400	-
Total operating expenses	16,486,520	1,693,065
LOSS FROM OPERATIONS	(15,857,609)	(1,375,342)

Bad debt written off	-	(2,240)
Loss on disposal of subsidiary	-	(8,241)
Other Incomes, net	10,196	24,306
LOSS BEFORE INCOME TAX	(15,847,413)	(1,361,517)
Income tax benefits	-	499
NET LOSS	(15,847,413)	(1,361,018)
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(1,219,310)	407,538
TOTAL COMPREHENSIVE LOSS	$(17,066,723)	$(953,480)

LOSS PER SHARE – BASIC AND DILUTED	(0.41)	(0.03)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED*	38,483,415	33,431,259

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(In U.S. dollars, except for share and per share data, or otherwise noted)

					Accumulated
	Ordinary Shares		Additional		Other	Non-	Total
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	controlling interests	Stockholders’ Equity
Balance as of December 31, 2025	156,434	-	101,235,450	(46,623,779)	(5,216,794)	-	49,394,877

Issuance of shares due to roundup of fractional shares in share consolidation	45	-	-	-	-	-	-
Issuance of shares of common stock	26,173,992	-	58,833,231	-	-	-	58,833,231
Net Loss	-	-	-	(15,847,413)	-	-	(15,847,413)
Foreign Currency Translation Adjustment	-	-	-	-	(1,219,310)	-	(1,219,310)
Balance as of June 30, 2026	26,330,471	-	160,068,681	(62,471,192)	(6,436,104)	-	91,161,385

	Ordinary Shares				Accumulated
	Number of Shares*	Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Non- controlling interests	Total Stockholders’ Equity
Balance as of December 31, 2024	31,682	-	92,707,344	(28,033,030)	(5,298,505)	(398,446)	58,977,363

Disposal of subsidiaries	-	-	-	-	-	398,446	398,446
Net Loss	-	-	-	(1,361,018)	-	-	(1,361,018)
Foreign Currency Translation Adjustment	-	-	-	-	407,538	-	407,538
Balance as of June 30, 2025	31,682	-	92,707,344	(29,394,048)	(4,890,966)	-	58,422,330

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended
	June 30,
	2026 (Unaudited)	2025 (Unaudited)

Cash flows from operating activities:
Net Loss	$(15,847,413)	$(1,361,018)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	2,801,438	709,959
Amortization of right-of-use assets	10,024	14,730
Provision for credit losses	139,561	29,334
Loss on disposal of subsidiaries	-	8,241

Change in operating assets and liabilities:
Accounts receivable, net	(177,758)	(713,473)
Inventories, net	(148,893)	(46,692)
Other current assets	(5,818,788)	344,306
Advances to suppliers, net	1,216,639	6,903,386
Accounts payable	(4,326)	732,800
Contract liabilities	173	18,518
Tax payable	-	25,799
Lease liabilities	(10,024)	(13,864)
Accrued expenses and other current liabilities	647,039	75,914
Net cash (used in) provided by operating activities	(17,192,328)	6,727,940

Cash flows from investing activities:
Purchase of intangible assets	(3,938,261)	(15,899,767)
Purchase of property and equipment	(358,459)	-
Net cash used in investing activities	(4,296,720)	(15,899,767)

Cash flows from financing activities:
Repayment of related party loans	-	(1,291,608)
Issuance of shares of common stock	58,833,231	-
Net cash provided by (used in) financing activities	58,833,231	(1,291,608)

Effect of changes of foreign exchange rate on cash	(1,219,310)	407,539

Net increase (decrease) in cash	36,124,873	(10,055,896)

Cash and cash equivalents at the Beginning of the period	17,884,684	43,396,977

Cash and cash equivalents at the end of the period	$54,009,557	$33,341,081

Supplemental disclosures of non-cash flows information:
Lease liabilities arising from obtaining right-of-use assets	20,136	209,858

See accompanying notes to unaudited condensed consolidated financial statements.

F-5

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Meiwu Technology Company Limited (“Meiwu” or the “Company”), formerly known as Wunong Net Technology Co., Ltd is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. The Company, its subsidiaries and the former consolidated variable interest entity (the “former VIE”) are principally engaged in the provision of skin care products selling, skin care training services to customers in the People’s Republic of China (the “PRC”).

On February 15, 2019, the Company acquired all shares of Shenzhen Vande Technology Co., Limited (“Vande”) pursuant to the Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, incorporated Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”) in the People’s Republic of China with a registered capital of RMB 5,000,000 on December 28, 2018.

On March 2, 2019, WFOE entered into a series of contractual agreements with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi”, “Meiwu Shenzhen” or “former VIE”), a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB 5,000,000. These agreements included an Exclusive Technology Consulting Services Agreement, an Equity Interest Pledge Agreement, an Exclusive Purchase Rights Agreement, and a Proxy Agreement, and allowed us to:

●	exercise effective control over Meiwu Shenzhen;
●	receive substantially all of the economic benefits of Meiwu Shenzhen; and
●	have an exclusive option to purchase all or part of the equity interests in Meiwu Shenzhen when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we had become the primary beneficiary of Meiwu Shenzhen, and we treated Meiwu Shenzhen as a Variable Interest Entity (“VIE”) in accordance with the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Meiwu Shenzhen no longer have the characteristics of a controlling financial interest, and the Company, through WFOE, is the primary beneficiary of Meiwu Shenzhen. Accordingly, Meiwu Shenzhen has been consolidated.

Since Meiwu Technology Company Limited and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered to be under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-6

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On September 29, 2020, Meiwu Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude Shanghai’s registered capital is RMB 20 million (approximately, $3.1 million) and its equity interests are divided among Meiwu Shenzhen (51%), Liu (25%) and Huang (24%). Meiwu Shenzhen transferred the 51% ownership interest to Huang and Liu on December 15, 2020 and repurchased the 51% ownership interest on January 28, 2021.

On October 20, 2020, Meiwu Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Meiwu Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Meiwu Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On November 4, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning’s registered capital is RMB 8.88 million (approximately US$1.4 million). Meiwu Shenzhen transferred the 100% ownership interest to Ze Yu on December 11, 2020 and repurchased the ownership interest on January 27, 2021. Wunong Liaoning was stopped business on December 26, 2022.

On December 10, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $1.3 million). Meiwu Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

On December 17, 2020, the Company completed the initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering. The Company’s ordinary shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW”.

On November 23, 2021, the Company entered into a Stock Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited (the “Anxin BVI”) to acquire Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”). As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. The parties entered into a termination agreement, (the “Termination Agreement”) pursuant to terminate the transaction.

F-7

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On December 28, 2021, Meiwu Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”) to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Meiwu Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Meiwu Shenzhen.

On March 31, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Magnum International Holdings Limited (the “Yundian BVI”) to acquire Dalian Yundian Zhiteng Technology Company Limited (“Yundian”). Upon the closing, the Company shall deliver to the Yundian BVI total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Yundian SPA occurred on April 19, 2022.

On May 12, 2022, Meiwu Shenzhen, together with Shenzhen Heme Enterprise Consulting Partnership (limited partnership) (“Heme Consulting”), established a new Shenzhen subsidiary, Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”). Heme Shenzhen’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are divided among Meiwu Shenzhen (51%) and Heme Consulting (49%).

On June 23, 2022, we entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Code Beating (Xiamen) Technology Company Limited, a company organized under the laws of the PRC (“Code Beating”), via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Code Beating is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, we acquired 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company delivered to the Sellers total consideration of US$6 million to be paid in Ordinary Shares of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares.

On July 22, 2022, Heme Shenzhen established a new Shenzhen subsidiary, Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”). Heme Catering’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are wholly-owned by Heme Shenzhen.

On October 31, 2022, the Company changed the name from “Wunong Technology (Shenzhen) Co,. Ltd” to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd.

On December 12, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited (the “Yuanxing BVI”) to acquire Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”). Upon the closing, the Company shall deliver to the Yuanxing BVI total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

On May 4, 2023, the VIE, Meiwu Shenzhen, together with an individual, Kun Xu (“Kun”) and an entity, Xi ‘an Senli Huinong Agricultural Technology Co. LTD (“Senli Huinong”), established a new subsidiary in Shenzhen, China, Shenzhen Jiayuan Liquor Sales Co., Ltd (“Jiayuan Liquor”). Jiayuan Liquor’s registered capital is RMB 1.8 million (approximately, $252,180) and its equity interests are divided among Meiwu Shenzhen (70%), Kun (21%) and Senli Huinon (9%). Jiayuan Liquor’s domiciled address is 1603, Building C, Shenye Century Industrial Center, No. 743, Zhoushi Road, Hezhou Community, Hangcheng Street, Baoan District, Shenzhen.

On February 21, 2024 under the incentive plan registered of the Company issuance of 438,498 Ordinary Shares with a cost basis of $1.01 per share.

On September 3, 2024, Shenzhen Vande Technology Co., Limited (“Vande”) a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu Technology Company Limited, a British Virgin Islands company (the “Company”), incorporated a limited liability company under the laws of People’s Republic of China with the name of Xiamen Chunshang Health Technology Co., Ltd. (the “Xiamen Chunshang”). As previously disclosed, the Company was planning to implement a strategic transition in its business to expand into the sales of functional skincare products.

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi”, “Meiwu Shenzhen” or “former VIE”), former VIE’s shareholders to terminate of a series of contractual arrangements (“former VIE Agreements”) by and among the former VIE, the WFOE, and shareholders of the former VIE (“Termination”).

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Magnum”) and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Magnum Disposition Agreement”). Pursuant to the Magnum Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Magnum for $10. On December 31, 2024, the transaction contemplated therein (the “Magnum Disposition”) was closed, and the Purchaser became the sole shareholder of Magnum and as a result, assume all assets and liabilities of Magnum and subsidiaries owned or controlled by Magnum.

On December 24, 2024, the Company, Xinfuxin International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Xinfuxin”) and the same Purchaser entered into a certain share transfer agreement (“Xinfuxin Disposition Agreement”, collectively with the Termination Agreement and Magnum Disposition Agreement, the “Agreements”). Pursuant to the Xinfuxin Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Xinfuxin for $10. On December 31, 2024, the transaction contemplated therein (the “Xinfuxin Disposition”) was closed, and the Purchaser became the sole shareholder of Xinfuxin and as a result, assume all assets and liabilities of Xinfuxin and subsidiaries owned or controlled by Xinfuxin.

On March 6, 2025, Xiamen Chunshang incorporated a limited liability company under the laws of People’s Republic of China with the name of Guangzhou Tianhe District Chunran Health Consulting Co., Ltd. (the “Chunran Guangzhou”).

F-8

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of June 30, 2026, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Mahaotiaodong Information Technology Company Limited (“Mahao BVI”)	December 29, 2021	British Virgin Islands	100	Holding Company

Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”)	September 3, 2024	Xiamen, China	100% owned by Vande	Skin care products selling and skin care training services

Guangzhou Tianhe District Chunran Health Consulting Co., Ltd (“Chunran Guangzhou”)	March 6,2025	Guangzhou,China	100% owned by Xiamen Chunshang	Skin care products selling and skin care training services

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100% owned by Vande	Holding Company

DELIMOND Limited (“DELIMOND”)	January 3, 2019	Hong Kong	100% owned by Mahao BVI	Holding Company

Code Beating (Xiamen) Technology Company Limited (“Code Beating”)	May 21, 2020	Xiamen, China	100% owned by DELIMOND	Short messages service

F-9

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. LIQUIDITY

The Company had cash of $54,009,557 and $17,884,684 as of June 30, 2026 and December 31, 2025, respectively. Net loss was $15.85 million and $1.36 million for the six months ended June 30, 2026 and 2025, respectively. The Company had working capital of $59.75 million and $19.49 million as of June 30, 2026 and December 31, 2025, respectively. The Company has funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

● Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

The consolidated financial statements include the financial statements of the Company its subsidiaries and the former VIE. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. The consolidation of all entities have been accounted for in accordance with ASC 810.

● Consolidation of former Variable Interest Entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong Trade (Shenzhen) Co., Ltd was deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen, the former VIE, because it had both of the following characteristics prior to the Termination:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Prior to the Termination, pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen paid service fees equal to all of its net profit after tax payments to WFOE. Such contractual arrangements were designed so that Meiwu Shenzhen operated for the benefit of Guo Gang Tong Trade (Shenzhen) Co. Ltd and ultimately, the Company.

F-10

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used to account for contingencies, allowance for credit loss of account receivable, impairment of long-lived assets and useful lives of property and equipment and intangible assets. Actual results could differ from those estimates.

● Business combinations

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of operating and comprehensive income/(loss).

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

● Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

● Accounts receivable, net

Accounts receivable, net mainly represent amounts due from clients and are recorded net of allowance for doubtful accounts.

Since January 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of operations. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable was primarily consisted of receivables arising from provision of Sales of functional skincare products and health products or Training services. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written off against the allowance for expected credit loss.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $139,561 and nil as of June 30, 2026 and December 31, 2025, respectively.

F-11

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the six months ended June 30, 2026 and 2025.

● Advances to suppliers

Advances to suppliers represent prepayments made to the parties who transfer trademarks and patents, the certain suppliers of quality food products and the suppliers of SMS service. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of June 30, 2026 and December 31, 2025, the allowances charged to consolidated statements of operations and comprehensive income/(loss) was nil and $942,626.

● Property and equipment

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation expenses are included in general and administrative expenses. The estimated useful lives are as follows:

Estimated Useful Life
Electronic equipment	3 years

● Intangible Assets, net

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Estimated Useful Life
Trademarks	2 to 10 years
Patents	3 to 20 years
Online platform	10 years
Customer Relationships	10 years

The Company estimates the useful life of the trademarks and patents based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The accumulated impairment of intangible assets as of June 30, 2026 and 2025 was $8,763,352 and $8,502,698.

● Accounts payable

Accounts payable represent liabilities for goods or services provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

● Accrued expenses and other current liabilities

Accruals and other payables primarily include accrued expenses for the operation of the ordinary course of business.

● Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended June 30, 2026 and 2025.

F-12

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

● Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of June 30,2026 and December 31, 2025.

● Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Sales offline

In the second half of 2024 and the year ended December 31,2025, the Company started offline sales which mainly focused on the non-retail customers. For the offline sales, the customers’ order goods from the Company according to their own needs, then the Company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products and health products. The Company was a principal because it controlled the promised good or service before transferring it to a customer. Once purchase orders are received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

The Company accounts for revenue from sales of functional skincare products and health products on a gross basis. It is responsible for fulfilling the promise to provide the desired functional skincare products and health products to customers, is subject to inventory risk prior to transfer control, and has the discretion in establishing prices.

Revenues are recorded net of return allowances and sales incentives. For sales through offline channels, the Company’s sales terms do not provide a right of return beyond a standard quality policy. The Company bases its estimates of sales return on historical results. For the six months ended June 30, 2026, the amount of sales return was insignificant. The Company may provide sales incentives in the form of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment terms for distributing customers are generally set 30 days after the consideration becomes due and payable.

Advance payments from customers are recorded as contract liabilities and are recognized as revenue when the products are delivered and the performance obligation is satisfied. The Company does not routinely allow product returns, and historically, returns have been immaterial. There are no separate rebates, discounts, or volume incentives offered.

F-13

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Service revenue

The Company generates revenue from providing training services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). Accordingly, revenue is recognized at the point in time when the service is successfully provided, which is evidenced by the customer’s acknowledgement of completion of such service. The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

● Cost of revenues

The shipping and handling costs as well as the cost of purchased Functional skincare products and Clean Food products listed for sale on the Company’s platform are included as part of cost of goods sold. The Company expenses shipping and handling costs in conjunction with sale of its products as incurred.

● Sales and marketing expense

Advertising, sales and marketing costs consist primarily of costs for the promotion of business brand and product marketing. The Company expensed all marketing and advertising costs as incurred.

● Research and development expense

Research and development expenditures include salaries, wages and other costs of personnel engaged in research and development. Costs of services performed by others for research and development on the Company’s behalf are expensed when incurred. The Company’s research and development expense primarily includes software development and the development of new products.

● Income taxes

The Company is subject to the income tax laws of the PRC. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of June 30, 2026 and 2025. All tax returns since the Company’s inception are subject to examination by tax authorities.

● Value added taxes (“VAT”)

Sales represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on inventory acquired. The Company recorded a VAT payable net of payments in the accompanying financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

As of June 30, 2026, “Xiamen Chunshang” ‘s product sales and services revenues were subject to VAT at a reduced rate of 13% and subject to surcharges at a reduced surcharge rate of 12% of the VAT payable.

As of June 30, 2026, “Chunran Guangzhou” ‘s product sales and services revenues were subject to VAT at a reduced rate of 1% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable.

F-14

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Period/Year End	Average
06/30/2026	6.7851	6.8624
12/31/2025	6.9931	7.1875
06/30/2025	7.1636	7.2526

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

● Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

F-15

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Fair value of financial instruments

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g., Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents , restricted cash, accounts receivable, inventories, and other current assets, accounts payable, due to related parties, accrued expenses, and other current liabilities approximate the fair value of the respective assets and liabilities as of June 30, 2026 and December 31, 2025 based upon the short-term nature of the assets and liabilities. For operating lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which incremental borrowing rates used to discount the host contracts approximate market rates. For the six months ended June 30, 2026 and 2025, there were no transfers between different levels of inputs used to measure fair value.

● Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$69,797). The cash balance held in the PRC bank accounts and other third party payment platform was $ 54,009,557 and $ 17,884,684 as of June 30, 2026 and December 31, 2025, respectively.

For the six months ended June 30, 2026 and 2025, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the six months ended June 30, 2026, three major suppliers accounted for approximately 70.71%, 19.65% and 5.16% of total purchase. For the six months ended June 30, 2025, three major suppliers accounted for approximately 50.6%, 27.7% and 15.9% of total purchase. As of June 30, 2026, only one major supplier accounted for approximately 100% of the advance to suppliers balance. As of December 31, 2025, three major suppliers accounted for approximately 33.5%, 33.2% and 33.2% of the advance to suppliers balance.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

F-16

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In November 2024, the FASB released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock, which requires paid-in-kind dividends on equity-classified preferred stock to be initially measured on the basis of the PIK dividend rate stated in the preferred stock agreement. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company does not currently have equity-classified preferred stock outstanding and does not expect the adoption of this ASU to have a material impact on its financial statements.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes recognition, measurement, presentation and disclosure requirements for environmental credits and environmental credit obligations based on the intended use of the credits and how they are obtained. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. The Company is currently evaluating the applicability of this ASU to its operations and does not expect its adoption to have a material impact on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss in these notes to its financial statements recent standards that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, or cash flows or disclosures.

F-17

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

	June 30,	December 31,
	2026	2025
Accounts receivable	$2,707,345	2,482,280
Less: allowance for credit losses	(1,678,235)	(1,491,367)
Accounts receivable, net	$1,029,110	990,913

The movement of the allowance for credit losses was as follows:

	June 30,	December 31,
	2026	2025
Balance as of the beginning of period/year	$1,491,367	1,428,805
Additions charged to bad debt expense	139,561	-
Translation adjustments	47,307	62,562
Balance as of the end of period/year	$1,678,235	1,491,367

As of June 30, 2026 and December 31, 2025, the Company had accounts receivable, net of $1,029,110 and $990,913, respectively. The allowance for doubtful accounts was $1,678,235 and $1,491,367 as of June 30, 2026 and December 31, 2025, respectively.

5. ADVANCE TO SUPPLIERS, NET

	June 30,	December 31,
	2026	2025
Advances to Suppliers	$1,072,448	2,259,387
Less: allowance for credit losses	(998,536)	(968,836)
Advances to Suppliers, net	$73,912	1,290,551

The movement of the allowance for credit losses was as follows:

	June 30,	December 31,
	2026	2025
Balance as of the beginning of period/year	$968,836	-
Additions charged to credit losses	-	942,626
Translation adjustments	29,700	26,210
Balance as of the end of period/year	$998,536	968,836

As of June 30, 2026 and December 31, 2025, the Company had advances to suppliers, net of $73,912 and $1,290,551, respectively. The allowance for credit losses was $998,536 and $968,836 as of June 30, 2026 and December 31, 2025, respectively.

6. INVENTORIES

Inventories consist of the following:

	June 30,	December 31,
	2026	2025

Finished goods	$231,713	$82,820
Inventories	$231,713	$82,820

The Company recorded inventory write-downs of nil and nil for the six months ended June 30, 2026 and 2025, respectively.

7. OTHER CURRENT ASSETS

The other current assets as of June 30, 2026 and December 31, 2025 consist of the following:

	June 30,	December 31,
	2026	2025
Staff advance	$29,585	3,332
Deposit	9,256	3,847
VAT recoverable	1,283,755	540,016
Loan to the third party	653,010	633,587
Advance for investment	5,047,973	-
Others	5,800	10,297
Subtotal	7,029,379	1,191,079
Less: allowance for credit losses	(656,013)	(636,501)
Total of other current assets	$6,373,366	554,578

	June 30,	December 31,
	2026	2025
Balance as of the beginning of period/year	$636,501	-
Additions charged to bad debt expense	-	619,282
Translation adjustments	19,512	17,219
Balance as of the end of period/year	$656,013	636,501

F-18

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	June 30,	December 31,
	2026	2025

Electronic equipment	$358,672	$-
Subtotal	$358,672	$-
Less: accumulated depreciation	$(18,930)	$-
Property and equipment, net	$339,742	$-

For the six months ended June 30, 2026 and 2025, the Company purchased new property and equipment of $358,672 and nil, respectively. Depreciation expense for the six months ended June 30, 2026 and 2025 was $18,717 and nil, respectively.

9. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	June 30,	December 31,
	2026	2025

Trademarks	$27,081,437	$24,701,414
Patents	15,024,355	14,577,476
Online platform	2,137,036	2,073,472
Customer Relationships	1,430,891	-
Less: accumulated amortization	(5,865,663)	(2,960,500)
Less: accumulated impairment	(8,763,352)	(8,502,698)
Intangible assets, net	$31,044,704	$29,889,164

Amortization expense for the six months ended June 30, 2026 and 2025 was $2,782,721 and $709,959, respectively.

10. RIGHT-OF-USE ASSETS

The Company leases office under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 3.50% is the weighted average discount rate for the lease that began in 2025. The rental expense for the six months ended June 30, 2026 and 2025 was $10,460 and $15,315, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use assets, net consisted of the following:

	June 30,	December 31,
	2026	2025
Leased properties under operating lease, cost	$75,581	53,796
Less: accumulated amortization	(23,084)	(12,561)
Right-of-use assets, net	$52,497	41,235

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $10,906 and $20,466 for the six months ended June 30, 2026 and 2025, respectively. The weighted-average remaining lease term is 2.11 and 2.25 years as of June 30, 2026 and December 31, 2025. Interest expense was $760 and $1,442 for the six months ended June 30,2026 and 2025 respectively.

The following table presents maturity of lease liabilities as of June 30, 2026:

2026	$26,529
2027	22,107
2028 and After	5,895

Total Lease Payments	$54,531
Less: imputed interest	$(2,034)
Present value of lease liabilities	$52,497
Lease liabilities - Current	$25,140
Lease liabilities – Non current	27,357

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was $10,024 and $14,730 for the six months ended June 30, 2026 and 2025, respectively.

The following table presents maturity of lease liabilities as of December 31, 2025:

2026	$18,876
2027	18,876
2028	5,147
Total Lease Payments	$42,899
Less: imputed interest	$(1,664)
Present value of lease liabilities	$41,235
Lease liabilities - Current	$17,758
Lease liabilities – Non current	23,477

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expenses was $12,221 and $100,690 for the years ended December 31, 2025 and 2024, respectively.

F-19

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RIGHT-OF-USE ASSETS (CONTINUED)

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending	Amortization expense
2026	25,140
2027	21,554
2028 and After	5,803

Total	$52,497

On January 1, 2025, Xiamen Xinbaihui Digital Technology Co., LTD (“Xiamen Xinbaihui”) entered a lease with Xiamen Chunshang to lease our executive offices to us for a lease term from January 1, 2025 to December 31, 2027, at a monthly net rent of RMB5,000.00 (approximately, $689).

On July 1, 2025, Xiamen Zhongda Information Technology Co., Ltd. (“Xiamen Zhongda”) entered a lease with Xiamen Chunshang to lease the warehouse to the Company for a lease term from July 1, 2025 to February 29, 2028, at a monthly net rent of RMB6,000 (approximately, $835) from July 1, 2025 to June 30, 2028.

On May 1, 2026, Guangzhou Shengxilun Technology Co., Ltd (“Guangzhou Shengxilun”) entered a lease with Xiamen Chunshang to lease the office to the Company for a lease term from May 1, 2026 to April 30, 2029, at a monthly net rent of RMB4,000 (approximately, $583) from July 1, 2025 to June 30, 2028.

11. ACCOUNTS PAYABLE

The accounts payable as of June 30,2026 and December 31, 2025 consist of the following:

	June 30,	December 31,
	2026	2025
Accounts payable to suppliers	$862,603	866,929
Total of Accounts payable	$862,603	866,929

12. EQUITY

Ordinary shares

Meiwu Technology Company Limited is established under the laws of British Virgin Islands on December 4, 2018 with 50,000 authorized and issued ordinary shares of par value USD$1.00 each in class. Subsequently on November 15, 2019, the Company issued 16,666 new shares for $16,666, with a par value of USD$1.00, and issued ordinary shares became 66,666 in total. On November 27, 2019, the board of directors of the Company approved written resolutions that the authorized and issued shares in the Company change from a par value of USD$1.00 each of a single class to no par value each of a single class, and that the 66,666 shares of no par value each of a single class in issue be divided pro-rata into 20,000,000 shares of no par value each of a single class. As a part of the company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data.

The Company completed IPO of 5,000,000 shares of ordinary shares and 999,910 ordinary shares offered by the selling shareholder, Eternal Horizon International Company Limited at a price of US$5.00 per share to the public for a total of $29,999,550 of gross proceeds. Net proceeds were $26.5 million after deducting $3.5 million in underwriter’s fee and expenses.

On November 23, 2021, the Company entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company on June 14, 2022.

In March 2022, the Company adopted a share incentive plan, which is referred to as the 2022 Equity Incentive Plan (“the 2022 Plan”). The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. Under the 2022 Plan, the maximum aggregate number of Shares that may be issued under the Plan is 4,945,313 Shares.

On March 31, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Yundian SPA occurred on April 19, 2022.

F-20

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. EQUITY (CONTINUED)

On June 23, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Code Beating (Xiamen) Technology Company Limited (“Code Beating”), a company organized under the laws of the PRC, via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Code Beating is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Code Beating’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Code Beating SPA occurred on June 23, 2022.

On December 12, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI, who collectively hold 100% issued and outstanding shares of Yuanxing BVI (the “Sellers”). Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”), a company organized under the laws of the PRC, via Yuanxing BVI’s wholly-owned subsidiary in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

On February 21, 2024 under the incentive plan registered of the Company issuance of 438,498 Ordinary Shares with a cost basis of $1.01 per share.

On October 23, 2024, the Company sold 30,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated October 22, 2024 (“Private SPA”). The Resale Shares were also registered in the Registration Statement.

On December 2, 2024, the Company closed a best-efforts offering (the “Primary Offering”) of 30,000,000 Ordinary Shares (the “Primary Offering Shares”) of the Company, to certain investors pursuant to that certain securities purchase agreement (the “Primary Offering SPA”), dated as of November 27, 2024, at an offering price of $0.80 per share.

On August 11, 2025 under the incentive plan registered of the Company issuance of 475,220 Ordinary Shares with a cost basis of $1.72 per share.

On September 5, 2025, the Company sold 12,000,000 Ordinary Shares (the “Resale Shares”) to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement (“Private SPA”). The Resale Shares were also registered in the Registration Statement.

On January 26, 2026, the Company entered into a certain securities purchase agreement (the “2026 Primary Offering SPA”), with certain investors for a best-efforts offering (the “2026 Primary Offering”) of 38,000,000 Ordinary Shares (on a pre-2026 Reverse Split basis) (the “2026 Primary Offering Shares”) of the Company, at an offering price of $0.80 per share.

On March 18, 2026, the Company entered into a certain securities purchase agreement with certain investors for the purchase and sale of an aggregate of 6,999,996 of the Company’s Ordinary Shares (on a pre-2026 Reverse Split basis) and warrants (the “Warrants”) to purchase up to 6,999,996 Ordinary Shares (on a pre-2026 Reverse Split basis) at an exercise price of $2.00 per share. The net proceeds from this offering were $12,651,733.

On May 5, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Company agreed to sell and issue an aggregate of 25,000,000 ordinary shares of the Company (the “Ordinary Shares”), with no par value, at a purchase price of $0.626 per share in a private transaction (the “Offering”). The gross proceeds to the Company from the Offering were approximately $15,650,000 (the “Subscription Amount”), before deducting other offering expenses payable by the Company. The offering was closed on May 8, 2026. Immediately following the closing of the Offering, the Company has 26,330,471 Ordinary Shares are issued and outstanding.

As of June 30, 2026 and December 31, 2025, 26,330,471 and 156,434 ordinary shares were issued and outstanding with no par value, respectively.

Share Consolidation

On November 27, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that every thirty-five (35) issued and unissued ordinary shares of the Company be consolidated into one (1) ordinary shares issued. As a consequence of the Share Consolidation, the par value of each issued and authorized but unissued ordinary share of the Company will remain as no par value. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

On March 5, 2025, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that every twenty (20) issued and unissued ordinary shares of the Company be consolidated into one (1) ordinary shares issued. As a consequence of the Share Consolidation, the par value of each issued and authorized but unissued ordinary share of the Company will remain as no par value. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

On March 17, 2026, the Company effectuated the 2026 Reverse Split of its Ordinary Shares on an one-for-one hundred basis. In connection with the 2026 Reverse Split, the Company’s shareholders received one new Ordinary Share of the Company for every one hundred Ordinary Shares they hold. The Company’s Ordinary Shares began trading on a 2026 Reverse Split-adjusted basis when the market opened on April 6, 2026. The Company’s authorized share capital and par value remained unchanged following the 2026 Reverse Split, as unlimited Ordinary Shares with no par value.

Additional Paid-in Capital

The additional paid-in capital at June 30, 2026 and December 31, 2025 was $160,068,680 and $101,235,450, respectively. During the six months ended June 30, 2026 and 2025, $58,833,231 and nil was contributed to the Company, respectively.

F-21

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. EQUITY (CONTINUED)

Subsequent Event — Dual-Class Share Structure

As further described in Note 17 – Subsequent Events, on September 15, 2026, the Company’s shareholders approved to re-designate and re-classify its authorized share so that the Company is authorized to issue an unlimited number of Class A ordinary shares without par value and an unlimited number of Class B ordinary shares without par value (the “Reclassification”). In connection with the effectiveness of such Reclassification, the Company’s issued and outstanding ordinary shares were re-designated as follows:

Shareholder	Shares held immediately prior to the Reclassification	Reclassification	Shares held immediately after the Reclassification
Changbin Xia	135,000 Ordinary Shares	Class B Ordinary Shares	135,000 Class B Ordinary Shares
Union International Company Limited	73 Ordinary Shares	Class B Ordinary Shares	73 Class B Ordinary Shares
All other shareholders	26,195,398 Ordinary Shares	Class A Ordinary Shares	26,195,398 Class A Ordinary Shares
Total	26,330,471 Ordinary Shares	-	26,330,471 Ordinary Shares

The following table sets forth the pro forma effect of the Reclassification on the Company’s share capital as of June 30, 2026, as if the Reorganization had been effected on such date (unaudited):

	As of June 30, 2026	Pro Forma (Unaudited)

Ordinary shares	26,330,471 Shares	-
Class A Ordinary Shares	-	26,195,398 Shares
Class B Ordinary Shares	-	135,073 Shares
Total shareholders’ deficit	$(62,471,192)	$(62,471,192)

The pro forma information is for illustrative purposes only and does not reflect the actual share capital structure as of June 30, 2026. The Reclassification will be reflected in the Company’s consolidated financial statements beginning in the second half of 2026.

As of September 15, 2026, all Class B Ordinary Shares were held by Mr. Changbin Xia and Union International Company Limited, an entity controlled by Mr. Changbin Xia, the Chairman of the Company’s Board of Directors. Class B Ordinary Shares are entitled to 150 votes per share, while Class A Shares are entitled to one vote per share. Both classes have identical economic rights.

13. RELATED PARTY BALANCES AND TRANSACTIONS

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zhichao Yang	Chief Executive Officer of the company
Changbin Xia	Shareholder of the Company
Hanwu Yang	Director of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Sen Jin	Legal representative of Vande

F-22

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION

Income Tax

Meiwu Technology Company Limited was incorporated in the British Virgin Islands (“BVI”) as an offshore holding company. Under the current law of the BVI, Meiwu Technology Company Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Meiwu Technology Company Limited to its shareholders, no BVI withholding tax will be imposed.

Meiwu Technology Company Limited’s subsidiary Shenzhen Vande Technology Co., Limited was incorporated in Hong Kong and does not conduct any substantial operations on its own. No provision for Hong Kong profits tax has been made in the financial statements as Shenzhen Vande Technology Co., Limited has no assessable profits. Additionally, upon payments of dividends by Shenzhen Vande Technology Co., Limited to its shareholders, no Hong Kong withholding tax will be imposed.

Xiamen Chunshang Health Technology Co., Ltd, the Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

Guangzhou Tianhe District Chunran Health Consulting Co., Ltd., the Company’s PRC operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

During the six months ended June 30, 2026 and 2025, the Company and its subsidiaries incurred a net loss approximately of $15.8 million and $1.4 million As a result, the Company and its subsidiaries did not incur any EIT during the six months ended June 30, 2026 and 2025.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

For the six months ended June 30, 2026 and 2025, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the six months ended June 30, 2026 and 2025.

	2026	2025
PRC statutory tax rate	25%	25%
Foreign loss not recognized in PRC	(4)%	(20)%
Permanent difference and others	(15)%	(5)%
Effect of accelerated deductions on research and development expenses	(6)%	0%
Effective tax rate	0%	0%

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of June 30, 2026 and December 31, 2025, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of June 30, 2026 and December 31, 2025, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of June 30, 2026 and December 31, 2025. The operating loss generated from tax year ending December 31, 2019 carry forward incurred by the Company and subsidiary will expire in year 2026. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

F-23

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	June 30, 2026	December 31, 2025

Tax effect of net operating losses carried forward	4,013,106	1,861,594
Valuation allowance	(4,013,106)	(1,861,594)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of June 30, 2026 and December 31, 2025, and the Company does not believe that this will change over the next twelve months.

15. SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including skincare products & service and technical service.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the six months ended June 30, 2026 and 2025, respectively:

	For the six months ended June 30, 2026
	Skincare Products & Service	Technical Service	Total
Revenues	$4,867,853	$-	$4,867,853
Cost of goods sold	4,238,942	-	4,238,942
Gross profit	628,911	-	628,911
Depreciation and amortization	2,801,438	-	2,801,438
Capital expenditures	4,296,720	-	4,296,720
Loss from operations	(15,857,609)	-	(15,857,609)
Income tax benefits	-	-	-
Segment (loss) profit	(15,847,413)	-	(15,847,413)
Segment assets	$93,154,581	$20	$93,154,601

	For the six months ended June 30, 2025
	Skincare Products & Service	Technical Service	Total
Revenues	$2,477,852	$-	$2,477,852
Cost of goods sold	2,160,129	-	2,160,129
Gross profit	317,723	-	317,723
Depreciation and amortization	709,959	-	709,959
Capital expenditures	15,899,767	-	15,899,767
Loss from operations	(1,375,342)	-	(1,375,342)
Income tax benefits	499	-	499
Segment (loss) profit	(1,361,018)	-	(1,361,018)
Segment assets	$58,153,803	$1,993,533	$60,147,336

F-24

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS AND CONTINGENCIES

As of June 30, 2026, there was no pending legal proceeding to which the Company is a party that will have a material effect on the Company’s business, results of operations or cash flows.

17. SUBSEQUENT EVENTS

On July 1, 2026, the Company entered into an Equity Transfer Agreement by and among Mahao BVI, and Mr. Li Dong, an unrelated third party (the “Buyer”) for the sale of shares of Mahao BVI held by the Company to the Buyer (the “Equity Transfer Agreement”, and the transaction contemplated therein, the “Disposition”). Pursuant to the Equity Transfer Agreement, the Company agreed to sell 100% of the Target Company’s shares to the Buyer for the consideration of US$100. On July 9, 2026, the Disposition was consummated upon the satisfaction of all closing conditions as set forth in the Equity Transfer Agreement.

On September 15, 2026, the Company’s shareholders approved the implementation of a dual-class share structure, effective immediately upon approval. Each issued ordinary share of no par value was re-designated and re-classified on a one-for-one basis into one Class A ordinary share of no par value; the authorized but unissued ordinary shares were cancelled and replaced by authorized share capital consisting of an unlimited number of Class A ordinary shares and an unlimited number of Class B ordinary shares, each of no par value. Immediately thereafter, the Company repurchased 135,000 Class A ordinary shares from Mr. Changbin Xia and 73 Class A ordinary shares from Union International Company Limited and issued to them 135,000 and 73 Class B ordinary shares, respectively, on a one-for-one basis, and adopted amended and restated memorandum and articles of association providing, among other things, for 150 votes per Class B ordinary share and a change in the quorum for general meetings.

On September 22, 2026, Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”), a wholly and indirectly owned subsidiary of Meiwu Technology Company Limited (the “Company”), completed its previously announced acquisition of 100% equity interests of Xiamen Hemeitong Commercial Co., Ltd. (“Xiamen Hemeitong”) pursuant to an equity transfer agreement (the “Agreement”, the transaction contemplated therein, the “Acquisition”) by and among Xiamen Chunshang, Xiamen Hemeitong, and two shareholders of Xiamen Hemeitong (the “Sellers”), dated as of August 20, 2026. Upon closing, Xiamen Chunshang obtained 100% equity interests of Xiamen Hemeitong, and Xiamen Hemeitong became a wholly owned subsidiary of Xiamen Chunshang.

F-25